FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May 13, 2003
Commission File Number 1-12838

Bema Gold Corporation
(Translation of registrant’s name into English)

Suite 3100, 595 Burrard Street
Vancouver, British Columbia, Canada, V7X 1J1
(Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F:

Form 20-F_______   Form 40-F ___X___

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_______

          Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______   No ___X___

          Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______  No ___X___

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Bema Gold Corporation

Dated:	May 13, 2003	By	/s/ “Roger Richer”

Roger Richer
Vice President, Administration, General
Counsel, Secretary

2

BEMA GOLD CORPORATION
Suite 3100, Three Bentall Centre
595 Burrard Street
Vancouver, British Columbia V7X 1J1
Tel: (604) 681-8371
Fax: (604) 681-6209

2003	Notice of Annual and Special General Meeting of Shareholders

ANNUAL	Management Proxy Circular

GENERAL	Audited Financial Statements (included in the Annual Report being filed by paper with a Form 6K)

MEETING	Form of Proxy and Notes Thereto

Return Card

Place:	Versailles “A” Room
Sutton Place Hotel
845 Burrard Street
Vancouver, British Columbia

Time:	2:00 p.m.

Date:	Wednesday, June 11, 2003

BEMA GOLD CORPORATION

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special General Meeting of Shareholders of BEMA GOLD CORPORATION (hereinafter called the "Corporation") will be held in the Versailles “A” Room at the Sutton Place Hotel, 845 Burrard Street, Vancouver, British Columbia, on Wednesday, the 11th day of June 2003 at 2:00 p.m. (local time), for the following purposes:

1.	To receive the report of the Directors;

2.
To receive the audited consolidated financial statements of the Corporation for the fiscal year ended December 31, 2002 (with comparative statements relating to the preceding fiscal period) together with the report of the Auditors thereon;

3.	To elect Directors;

4.	To appoint Auditors and to authorize the Directors to fix their remuneration;

5.
To consider, and if thought fit, approve an amendment to the Corporation's Incentive Stock Option Plan to increase the maximum number of shares reserved for stock options under the Plan from 19,800,000 to 31,000,000 shares, as more particularly set out in the Management Proxy Circular forming part hereof;

6.	To consider, and if thought fit, to approve a special resolution to authorize the adoption of an amendment to the By-Laws of the Corporation; and

7.	To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

Accompanying this Notice is the Corporation’s Annual Report containing the Directors' Report referred to in Item 1 above, as well as the Corporation's audited consolidated financial statements for the fiscal year ended December 31, 2002, a Management Proxy Circular, Amended By-Law No. 1, a form of Proxy and an Annual Return Card Form. The accompanying Management Proxy Circular provides information relating to the matters to be addressed at the meeting and is incorporated into this Notice.

Shareholders are entitled to vote at the meeting either in person or by proxy. Those who are unable to attend the meeting are requested to read, complete, sign and mail the enclosed form of proxy in accordance with the instructions set out in the proxy and in the Management Proxy Circular accompanying this Notice. Please advise the Corporation of any change in your mailing address.

DATED at Vancouver, British Columbia, this 13th day of May, 2003.

BY ORDER OF THE BOARD
BEMA GOLD CORPORATION

“Clive T. Johnson”

Clive T. Johnson
Chairman, President and Chief Executive Officer

BEMA GOLD CORPORATION
Suite 3100, Three Bentall Centre
595 Burrard Street
Vancouver, B.C. V7X 1J1

MANAGEMENT PROXY CIRCULAR
(Containing information as at May 6, 2003, unless indicated otherwise)

SOLICITATION OF PROXIES

This Management Proxy Circular is furnished in connection with the solicitation of proxies by the management of BEMA GOLD CORPORATION (the "Corporation") for use at the Annual and Special General Meeting (the “Meeting”) of the Shareholders of the Corporation (and any adjournment thereof) to be held on Wednesday, June 11, 2003, at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the regular employees of the Corporation at nominal cost. All costs of solicitation by management will be borne by the Corporation.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying form of proxy are Clive Johnson, the President, Chairman and Chief Executive Officer and a director of the Corporation and Roger Richer, the Secretary, General Counsel and Vice President of Administration of the Corporation. A Shareholder wishing to appoint some other person (who need not be a shareholder) to represent him at the Meeting has the right to do so, either by stroking out the names of those persons named in the accompanying form of proxy and inserting the desired person’s name in the blank space provided in the form of proxy or by completing another form of proxy. A proxy will not be valid unless the completed form of proxy is received by Computershare Trust Company of Canada, of 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof.

A proxy may be revoked by an instrument in writing executed by the shareholder or by his attorney authorized in writing or, where the Shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to Computershare Trust Company of Canada, at the address above or to the head office of the Corporation, Suite 3100, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia, V7X 1J1, no later than 2:00 p.m. Vancouver time on the day prior to the Meeting or to the Chairman or Scrutineer of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

VOTING OF PROXIES

Shares represented by properly executed proxies in favour of persons designated in the enclosed form of proxy will be voted for the election of directors and the appointment of auditors as stated under those headings in this Management Proxy Circular or withheld from voting if so indicated on the form of proxy.

The shares represented by proxies will, on any poll where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted in accordance with the specification made.

Such shares will, on a poll, be voted in favour of each matter for which no choice has been specified or where both choices have been specified by the Shareholder.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Management Proxy Circular, the management of the Corporation knows of no such amendment, variation or other matter which may be presented to the Meeting.

ADVICE TO BENEFICIAL SHAREHOLDERS

Only registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shareholders who do not hold their Shares in their own name (referred to herein as “Beneficial Shareholders”) are advised that only proxies from registered Shareholders can be recognized and voted at the Meeting. Beneficial Shareholders who complete and return an instrument of proxy must indicate thereon the person (usually a brokerage house) who holds their Shares as a registered Shareholder. Every intermediary (broker) has its own mailing procedure and provides its own return instructions which should be carefully followed. The instrument of proxy supplied to Beneficial Shareholders is identical to that provided to registered Shareholders. However, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder.

If Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Shares will not be registered in such Shareholder’s name on the records of the Corporation. Such Shares will more likely be registered under the name of the Shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms). Shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of the Corporation do not know for whose benefit the Shares registered in the name of CDS & Co. are held.

In accordance with National Instrument 54-101 of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of Meeting, this Management Proxy Circular, form of proxy and related documents together with the 2002 financial statements (the “Meeting Materials”) to the clearing agencies and intermediaries for onward distribution to non-registered members. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders’ meetings unless the Beneficial Shareholders have waived the right to receive meeting materials. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided by the Corporation to the Registered Shareholder. However, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder. Should a non-registered Shareholder receiving such a form wish to vote at the Meeting, the non-registered Shareholder should strike out the names of the management proxyholders named in the form and insert the non-registered Shareholder’s name in the blank provided prior to returning the proxy. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications (“ADP”). ADP typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meeting. A Beneficial Shareholder receiving a proxy with an ADP sticker on it cannot use that proxy to vote Shares directly at the Meeting – the proxy must be returned to ADP well in advance of the Meeting in order to have the Shares voted. All references to Shareholders in this Circular and the accompanying form of proxy and Notice of Meeting are to registered Shareholders unless specifically stated otherwise.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation is authorized to issue an unlimited number of common shares without par value (“common shares”), of which 318,524,765 fully paid and non-assessable common shares were issued and outstanding as of May 6, 2003 (the “Record Date”).

Only registered Shareholders at the close of business on the Record Date who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the Meeting.

On a show of hands, every individual who is present as a Shareholder or as a representative of one or more corporate shareholders, or who is holding a proxy on behalf of a Shareholder who is not present at the Meeting, will have one vote, and on a poll every Shareholder present in person or represented by a proxy and every person who is a representative of one or more corporate shareholders, will have one vote for each common share registered in his name on the list of shareholders, which is available for inspection during normal business hours at Computershare Trust Company of Canada and will be available at the Meeting.

To the knowledge of the directors and senior officers of the Corporation, there are no persons or companies who beneficially own, directly or indirectly or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Corporation.

ELECTION OF DIRECTORS

The Board of Directors presently consists of 11 directors and it is intended to elect 11 directors for the ensuing year.

On June 9, 1989 the By-Laws of the Corporation were amended by special resolution in order to provide for three year staggered terms for the election of directors of the Corporation. On April 16, 2003, as part of a corporate governance review by the Corporation, the By-Laws were amended by the Board of Directors to remove the staggered terms for the election of directors and to have the directors resign each year and stand for re-election at the Corporation’s Annual General Meeting. A retiring director is eligible for re-election and shall act as a director throughout the meeting at which he retires.

In accordance with the Canada Business Corporations Act, the amendment to the By-Laws took effect when adopted by the Board of Directors and will continue in force, subject to ratification by the Shareholders. See “Particulars of Other Matters to be Acted Upon” below for further details of the proposed resolution to ratify this amendment to the By-Laws.

The following table and notes thereto sets out the names of Management’s nominees for election as directors, the country in which each is ordinarily resident, all offices of the Corporation and Board committee positions now held by each, their principal occupation, the period of time for which each has been a director of the Corporation, and the number of common shares of the Corporation beneficially owned, directly or indirectly, or over which each exercises control or direction, as at the date hereof.

Name, Position and	Principal Occupation and, if not an Elected	Director	Number
Country of Residence(1)	Director, Employment for Past Five Years(1)	Since(1)	of Shares(1)

ALLEN, Thomas I.A. (2)(3)(5)	Senior partner in the Toronto law firm of Ogilvy	November 24, 1998	10,000
Director	Renault since October 1996.
Canada

ANGUS, R. Stuart	Senior partner in the law firm of Fasken	June 18, 1992	43,879
Director	Martineau DuMoulin LLP since March, 2001.
Canada

CROSS, Robert M.D.(3)(5)	Director of various private and public companies	March 1, 2003	2,000,000
Director	including serving as Chairman of Northern Orion
Canada	Explorations Ltd. Previously President of
	Yorkton Securities Inc. from November, 1998 to
	February, 2001.

Name, Position and	Principal Occupation and, if not an Elected	Director	Number
Country of Residence(1)	Director, Employment for Past Five Years(1)	Since(1)	of Shares(1)

GAYTON, Robert J. (2)(5)	Vice President of Finance with Western Silver	April 1, 2003	3,000
Director	Corporation, a Toronto Stock Exchange listed
Canada	mining company, since 1995.

HAAS, Erwin J.	Principal and financial consultant with	December 5, 1988	0
Director	E.H.& P. Investments AG, a private financial
Switzerland	investment corporation based in Zurich,
	Switzerland.

JOHNSON, Clive T. (4)(5)	Chairman, President and Chief Executive Officer	December 5, 1988	181,181(6)
Chairman, President, Chief	of the Corporation.
Executive Officer and Director
Canada

KORPAN, Jerry R.	Executive Director of Emergis Capital, a property	June 28, 2002	500,000
Director	development company based in Antwerp,
England	Belgium, since April 2001.

MCFARLAND, Cole E. (2)(3)	Retired since 1995. Prior thereto President and	November 24, 1998	3,500
Director	Chief Executive Officer, Placer Dome U.S. since
U.S.A.	1987.

PÉREZ-COTAPOS, Eulogio	Senior partner in the law firm of Cariola, Diez,	June 20, 1997	0
Director	Pérez-Cotapos & Cia. Ltda. in Santiago, Chile.
Chile

RAYMENT, Barry D.	Principal of Mining Assets Corporation, a	December 5, 1988	31,162
Director	technical consulting firm which provides
U.S.A.	services to the mining industry.

WOODYER, Neil (3)(4)	Managing Director of Endeavour Financial	February 9, 1990	515,000
Director	Corporation, a private financial and corporate
Canada	advisory firm specializing in the mining
	industry.

NOTES:
(1)	The information as to country of residence, principal occupation and the number of shares beneficially owned or over which a Director exercises control or direction, not being within the knowledge of the Corporation, has been furnished by the respective Directors individually
(2)	Denotes member of the Audit Committee.
(3)	Denotes member of the Compensation Committee.
(4)	Denotes member of the Hedging Committee.
(5)	Denotes member of the Corporate Governance and Nominating Committee.
(6)	Of these shares, 9,233 are held by 392611 B.C. Ltd., a private corporation wholly owned by Mr. Johnson.

The Corporation does not have an Executive Committee.

On March 1, 2003 pursuant to the completion of a business combination by way of Plan of Arrangement with EAGC Ventures Corp. (“EAGC”), Mr. Robert Cross, a former director of EAGC, was appointed to the Board of Directors of the Corporation. See “Interest of Insiders in Material Transactions” below for further details.

On March 25, 2003 Mr. Roger Richer stepped down as a Director of the Corporation. On April 1, 2003 Mr. Robert Gayton was appointed to the Board of Directors to fill the vacancy left by Mr. Richer.

STATEMENT OF EXECUTIVE COMPENSATION

1.           Summary Compensation Table

The Corporation currently has five named executive officers as set out in the table below (the “Named Executive Officers”). The following table sets forth compensation information for services in all capacities to the Corporation and its subsidiaries for the three fiscal years ended December 31, 2002, 2001 and 2000 by the Chief Executive Officer and the other four most highly compensated executive officers of the Corporation:

Name and Position Of Principal	Year	Annual Compensation			Long-Term Compensation			All Other Compen- sation ($)(4)
					Awards		Payouts
		Salary (Cdn$)(1)	Bonus $	Other Annual Compen- sation $(2)	Securities Under Options/SARs Granted(#)(3)	Restricted Shares/Units Awarded(#)	LTIP Payouts ($)
Clive Johnson Chief Executive Officer, Chairman, and President	2002 2001 2000	398,830 333,478 403,107	74,051 Nil Nil	31,416 48,829 47,789	1,000,000 750,000 0	N/A N/A N/A	N/A N/A N/A	1,412 1,412 1,412
Roger Richer Vice President Administration, General Counsel and Secretary	2002 2001 2000	183,507 152,893 185,480	34,708 Nil Nil	16,452 16,842 16,791	200,000 150,000 0	N/A N/A N/A	N/A N/A N/A	Nil Nil Nil
Tom Garagan Vice President, Exploration	2002 2001 2000	183,507 152,893 185,480	34,708 Nil Nil	2,052 2,052 1,625	200,000 150,000 0	N/A N/A N/A	N/A N/A N/A	Nil Nil Nil
Mark Corra, Vice President, Finance	2002 2001 2000	182,674 139,268 150,480	11,250 Nil Nil	16,977 16,952 16,799	200,000 150,000 0	N/A N/A N/A	N/A N/A N/A	Nil Nil Nil
George Johnson Senior Vice President, Operations	2002 2001 2000	276,056 254,375 275,823	21,250 Nil Nil	16,452 16,452 17,033	200,000 150,000 0	N/A N/A N/A	N/A N/A N/A	Nil Nil Nil

(1)	See “Termination of Employment, Change in Responsibilities and Employment Contracts” below for further details of salary reductions previously affecting these individuals.
(2)	Includes car allowance, housing allowance, parking, club membership and imputed interest on loans.
(3)	Figures represent only options granted during a particular year; see “Aggregated Option Exercises” table below for the aggregate number of options outstanding at year-end.
(4)	Includes Private Long Term Disability Insurance.

2.           Long-Term Incentive Plans – Awards in Most Recent Completed Financial Year

Long term incentive plan awards (“LTIP”) means “any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one financial year whether performance is measured by reference to financial performance of the Corporation or an affiliate, or the price of the Corporation’s shares but does not include option or stock appreciation right plans or plans for compensation through restricted shares or units”. The Corporation has not granted any LTIP’s during the past fiscal year.

3.           Options and SARs

Stock appreciation rights (“SAR’s”) means a right, granted by an issuer or any of its subsidiaries as compensation for services rendered or in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the Corporation’s common shares. There were no SAR's granted to or exercised by the Named Executive Officers during the fiscal year ended December 31, 2002.

Option/SAR Grants in Last Fiscal Year

The following table sets forth stock options granted under the Corporation's Stock Option Plan (the "Stock Option Plan") to each of the Named Executive Officers, during the fiscal year ended December 31, 2002.

Name	Securities Under Options/SARs Granted (#)(1)	% of Total Options/SARs Granted in Fiscal year(2)	Exercise or Base Price ($/Security)(3)	Market Value of Securities Underlying Options/SARs on Date of Grant ($/Security)	Expiration Date
Clive Johnson	1,000,000	27.0%	$1.04	$1.04	April 18/07
Roger Richer	200,000	5.4%	$1.04	$1.04	April 18/07
Tom Garagan	200,000	5.4%	$1.04	$1.04	April 18/07
Mark Corra	200,000	5.4%	$1.04	$1.04	April 18/07
George Johnson	200,000	5.4%	$1.04	$1.04	April 18/07

(1)	Number of common shares of the Corporation acquired on the exercise of stock options.
(2)	Percentage of all options granted during the last fiscal year.
(3)	The exercise price of stock options is set at not less than 100% of the market value of the common shares of the Corporation on the date of grant. The exercise price of stock options may only be adjusted in the event that specified events cause dilution of the Corporation’s share capital.

Aggregated Options Exercises in Last Fiscal Year and
Fiscal Year-End Option Values

The following table sets forth details of all exercises of stock options during the fiscal year ended December 31, 2002 by each of the Named Executive Officers and the fiscal year-end value of unexercised options on an aggregated basis:

Name	Securities Acquired on Exercise (#)(1)	Aggregate Value Realized ($)(2)	Unexercised Options/SARs at Fiscal Year-End (#)(3) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options/ SARs at Fiscal Year-End ($)(3)(4) Exercisable/ Unexercisable
Clive Johnson	750,000	$1,002,000	2,500,000 / 0	$2,160,000 / 0
Roger Richer	350,000	$474,000	300,000 / 0	$234,000 / 0
Tom Garagan	50,000	$120,500	600,000 / 0	$604,000 / 0
Mark Corra	100,000	$103,000	500,000 / 0	$479,000 / 0
George Johnson	100,000	$179,000	500,000 / 0	$479,000 / 0

(1)	Number of shares of the Corporation acquired on the exercise of options.
(2)	Calculated using the difference between the exercise price and the closing price of common shares of the Corporation on the Toronto Stock Exchange on the date of exercise.
(3)	As freestanding SARs have not been granted, the number relates solely to options.
(4)	Value of unexercised in-the-money options calculated using the closing price of common shares of the Corporation on the Toronto Stock Exchange on December 31, 2002 of $2.03, less the exercise price of in-the-money options.

4.           Option Repricings

No options were repriced during the fiscal year ended December 31, 2002.

5.           Defined Benefit or Actuarial Plan Disclosure

The Corporation does not provide retirement benefits for directors and executive officers.

6.           Termination of Employment, Change in Responsibilities and Employment Contracts

As at December 31, 2002 the Corporation had five Named Executive Officers as set out in the Summary Compensation Table above. The Corporation has a formal employment agreement (the “Employment Agreement”) dated July 3, 1990, as amended August 29, 1991, with Clive Johnson, one of its Named Executive Officers. The Employment Agreement has an indefinite term and is subject to termination in certain events. In the event of termination of Mr. Johnson’s employment for other than just cause (as defined therein) the Employment Agreement provides for payment by the Corporation of a severance allowance payable as follows:

(1)	an amount equal to his aggregate salary for the preceding 12 months, payable at the time of termination;
(2)	an amount equal to 100% of such aggregate salary, payable one year after termination; and
(3)	an amount equal to 100% of such aggregate salary, payable two years after termination.

The Employment Agreement provides that if any such severance allowance is paid, Mr. Johnson is prohibited from engaging in any activity competitive with the Corporation’s business, which includes engaging in mining operations within an area of five miles from any mineral properties being explored or developed by the Corporation at termination, for a period of one year following termination, except with the written consent of the Corporation.

The Employment Agreement provides for annual review of the salary of Mr. Johnson and a minimum annual increase of 10%. The current salary is fixed at $402,627 per annum. Mr. Johnson’s 10% increase was deferred for the years 1999, 2000, 2001 and 2002. In addition, pursuant to the Employment Agreement, Mr. Johnson receives a car allowance of $14,400 per annum.

Each of Messrs. Richer, Garagan and Corra, all Named Executive Officers, has an employment agreement with the Corporation, dated for reference as of the 1st day of November, 1996. Mr. George Johnson has an employment agreement with the Corporation dated August 11, 1999. The terms of these employment agreements are similar to the Employment Agreement of Mr. Clive Johnson described above except that an amount of 50% of the annual salary will be paid two years following termination without cause and there is no prohibition to engaging in activity competitive with the Corporation’s business. Under the terms of these employment agreements the salaries are subject to review annually however there is no minimum increase. There have been no salary increases under the employment agreements for Messrs. Richer and Garagan for the past four years, whereas Mr. Corra received a salary increase to $185,000 in 2002 from $150,000 in the previous year. The respective current annual salaries under these employment agreements are as follows:

Roger Richer	$185,000
Tom Garagan	$185,000
Mark Corra	$185,000
George Johnson	$275,000

Mr. Richer, Mr. Corra and Mr. George Johnson are each paid a car allowance of $1,200 per month. Each of the employment agreements provide for basic medical and dental plans, an allowance for a sport or social club membership, reimbursement of all reasonable travel expenses incurred in connection with the business of the Corporation or any of its subsidiaries and the maintenance of life insurance or equivalent death benefits to a maximum of 200% of the employee’s annual salary.

On April 1, 2001, Messrs. Clive Johnson, Roger Richer, Tom Garagan and Mark Corra voluntarily agreed to a 15% reduction in their annual salaries. On February 13, 2002, salaries were reinstated effective February 1, 2002 to their previous levels.

7.           Compensation Committee Interlocks and Insider Participation

The Compensation Committee of the Board of Directors of the Corporation is comprised of Neil Woodyer, Thomas Allen, Cole McFarland and Robert Cross, all directors of the Corporation, none of whom is or was during the most recently completed year an officer or employee of the Corporation or any of its subsidiaries, or an executive officer of the Corporation.

8.           Report on Executive Compensation

The Corporation’s executive compensation program is supervised by the Compensation Committee (the “Committee”) of the Board of Directors. The Committee has, as part of its mandate, responsibility for reviewing recommendations from management for subsequent approval by the Board of Directors with respect to the appointment and remuneration of executive officers of the Corporation. The Committee also monitors the performance of the Corporation’s senior executive officers and review the design and competitiveness of the Corporation’s compensation plans.

Executive Compensation Program

The Corporation’s executive compensation program is based on pay for performance philosophy. It is comprised of three elements:

1.
base salaries which are set at levels which are competitive with the base salaries paid by comparable corporations of a comparable size within the mining industry and with operations at approximately the same state, thereby enabling the Corporation to compete for and retain executives critical to the Corporation’s long term success;

2.	annual bonuses which are considered from time to time, based on individual and corporate performance criteria; and
3.	share ownership opportunities through a stock option plan which provides additional incentive and aligns the interests of executive officers with the longer term interests of shareholders.

Compensation for the Named Executive Officers, as well as for executive officers as a whole, consists of a base salary, possible bonuses and a longer term incentive in the form of stock options. As an executive officer’s level of responsibility increases, a greater percentage of total compensation is based on performance (as opposed to base salary and standard employee benefits) and the mix of total compensation shifts towards bonus and stock options, thereby increasing the mutual interest between executive officers and shareholders. The level of base salary for each employee within a specified range is determined by past performance, as well as by the level of responsibility and the importance of the position to the Corporation.

The Committee’s recommendations for base salaries and bonuses, if any, for the senior executive officers, are submitted to the Board of Directors of the Corporation for approval.

The Compensation Committee is currently considering a recommendation to the Board that bonus payments or other forms of compensation be made to senior management in respect of fiscal 2002 in recognition of the accomplishments of the Corporation during that period. No decision has yet been made as to the quantum of such payments or other forms of compensation, if any are to be made.

Stock Options

The Corporation’s Stock Option Plan (“the Stock Option Plan”) is administered by the Board of Directors. The Compensation Committee makes recommendations to the Board on the Stock Option Plan. The Stock Option Plan is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term, to enable the Corporation to attract and retain individuals with experience and ability and to reward individuals for current performance and expected future performance.

The number of stock options which may be issued under the Stock Option Plan in aggregate and in respect of any fiscal year is limited under the terms of the Stock Option Plan and cannot be increased without shareholder approval. Stock options usually have a five year term, and are exercisable at the market price (as defined in the Stock Option Plan) of the Corporation’s common shares on the date of grant. A holder of stock options must be a director, officer or employee of or consultant to the Corporation or its associated, affiliated, controlled or subsidiary companies in order to exercise stock options. See “Particulars of Other Matters to be Acted Upon” below for details of the proposed resolution to amend the Stock Option Plan.

Other Compensation

The Corporation’s Chief Executive Officer has entered into an employment agreement with the Corporation which specifies the minimum increase in the level of annual base salary to be paid to such executive, as well as other terms of employment (see “Termination of Employment” above for detailed descriptions). The employment agreement was approved by the Board of Directors.

The foregoing report, dated May 13, 2002, was reviewed by Neil Woodyer, Thomas Allen, Cole McFarland and Robert Cross.

9.           Performance Graph

The Chart below compares the yearly percentage change in the cumulative total shareholder return on the Corporation’s common shares against the cumulative total shareholder return of the TSX 300 Stock Index for the five fiscal year period commencing January 1, 1998 and ending December 31, 2002.

Note: Assumes that the initial value of the investments on The Toronto Stock Exchange in the Corporation's common shares and in each of the indices was $100.00 on January 1, 1998 and that any dividends were reinvested.

10.           Compensation of Directors

Effective January 1, 2001, the directors voluntarily agreed to a reduction of 15% in their $10,000 annual retainers. In 2001, each director of the Corporation who is not an employee of the Corporation was paid an annual retainer of $8,500 and a fee of $1,000 per full board meeting. Directors entitled to receive such remuneration who are also members of board committees are paid a $1,000 fee per committee meeting. The Chairman of each of the Audit and

Compensation committees is paid an annual retainer of $2,500. The annual retainers were reinstated to the pre-2001 levels on March 1, 2002, effective January 2002.

In 2002 the following amounts were paid to directors with respect to the above services:

Thomas Allen	$24,500
R. Stuart Angus	$25,000
Erwin Haas	$15,500
Eulogio Pérez-Cotapos	$17,500
Cole McFarland	$26,500
Barry Rayment	$19,500
Neil Woodyer	$23,375
Jerry Korpan	$4,500

Fasken Martineau Dumoulin LLP, a law firm in which R. Stuart Angus, a director of the Corporation, was a senior partner during the year 2002, charged the corporation an aggregate of $167,576 for professional services rendered and out-of-pocket expenses during the 2002 financial year.

Mr. Neil Woodyer is a director of the Corporation and a Managing Director of Endeavour Financial Corporation (“Endeavour”). Endeavour, under certain financial consulting arrangements with the Corporation, charged the Corporation $372,179 as consulting fees for financial advisory services rendered and out-of-pocket expenses during the fiscal year ended December 31, 2002. See “Interest of Insiders in Material Transactions” below for further details regarding additional transactional fees paid to Endeavour during the year.

Cariola, Diez, Pérez-Cotapos & Cia. Ltd., a law firm in which Eulogio Pérez-Cotapos, a director of the Corporation, was a partner during 2002, charged the Corporation $70,578 for professional services rendered and out-of-pocket expenses during the 2002 financial year.

Mr. Jerry Korpan, a director of the Corporation, also provides consulting services to the Corporation. During the year 2002, Mr. Korpan was paid a total of $70,000 for corporate/investor relations consulting services rendered in the United Kingdom and Europe and out-of-pocket expenses, pursuant to the terms of a consulting agreement between the Corporation and Mr. Korpan.

The Corporation granted stock options to certain directors who are not Named Executive Officers. The following table sets forth stock options granted by the Corporation during the fiscal year ended December 31, 2002, to directors who are not named Named Executive Officers of the Corporation, as a group:

Name	Securities Under Options/SARs Granted (#)(1)	% of Total Options/SARs Granted in Fiscal year(2)	Exercise or Base Price ($/Security)(3)	Market Value of Securities Underlying Options/SARs on Date of Grant ($/Security)	Expiration Date
Directors who are not named Executive Officers (8 persons)	1,250,000	33.8%	$1.04	$1.04	April 18, 2007

(1)	Number of common shares of the Corporation acquired on the exercise of stock options.
(2)	Percentage of all options granted during the last fiscal year.
(3)
The exercise price of stock options is set at not less than 100% of the market value of the common shares of the Corporation on the date of grant. The exercise price of stock options may only be adjusted in the event that specified events cause dilution of the Corporation’s share capital.

In addition, Mr. Robert Cross, who was appointed to the Board on March 1, 2003, was previously granted options to purchase 1,000,000 common shares of EAGC Ventures Corp. (“EAGC”) at an exercise price of $1.40, which expire on October 24, 2007. Pursuant to a business combination by way of Plan of Arrangement between the Corporation and EAGC, Mr. Cross was issued the same number of stock options of the Corporation to replace these EAGC options. These replacement options were issued outside of the Corporation’s Stock Option Plan in connection with the business combination with EAGC.

The following table sets forth details of all exercises of stock options during the fiscal year ended December 31, 2002 by directors who are not Named Executive Officers of the Corporation, as a group and the fiscal year-end value of unexercised options on an aggregated basis:

Name	Securities Acquired on Exercise (#)(1)	Aggregate Value Realized ($)(2)	Unexercised Options at Fiscal Year-End Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year-End Exercisable/Unexercisable ($)(3)
Directors who are not Named Executive Officers (8 persons)	605,000	$983,700	1,990,000 / 0	$1,905,400 / 0

(1)	Number of common shares of the Corporation acquired on the exercise of stock options.
(2)	Calculated using the difference between the exercise price and the closing price of common shares of the Corporation on the Toronto Stock Exchange on the date of exercise.
(3)	Value using the closing price of common shares of the Corporation on the Toronto Stock Exchange on December 31, 2002 of $2.03 per share, less the exercise price per share.

STATEMENT OF CORPORATE GOVERNANCE REPORT PRACTICES

General

In July 2000, the Toronto Stock Exchange (the “TSX”), the TSX Venture Exchange and the Canadian Institute of Chartered Accountants mandated the Joint Committee on Corporate Governance to review and modify the TSX Corporate Governance Guidelines (the “Guidelines”) originally introduced in 1995. Particulars of the Corporation’s corporate governance practices and procedures are set forth below, together with the plans of the Board of Directors of the Corporation (the “Board”) to assure a greater degree of compliance with the Guidelines during the current and future fiscal years of the Corporation.

Mandate of the Board of Directors

The mandate of the Board is to supervise the management of the business and affairs of the Corporation. The Board’s principal responsibilities are to supervise and evaluate management, to oversee the conduct of the Corporation’s business, to set policies appropriate for the business of the Corporation and to approve corporate strategies and goals. The Board is to carry out its mandate in a manner consistent with the fundamental objective of enhancing shareholder value. Every director is required to act honestly and in good faith in the best interests of the Corporation and to exercise the care, diligence and skill of a reasonably prudent person. Responsibilities not delegated to senior management or to a committee of the Board remain those of the full Board.

Composition of the Board of Directors

It is the responsibility of each board to make a determination of the status of each of its board members as related, unrelated, outside or inside, as such terms are defined or understood in the Guidelines. The Board of the Corporation is currently composed of 11 directors, ten outside directors, being directors who are not officers or employees of the Corporation, and one inside director. The Board has further determined that of its ten outside directors, six are unrelated directors (i.e. a director who is independent of management and is free from any interest or any business or other relationship which could, or could reasonably be perceived to materially interfere with the director’s ability to act in the best interest of the Corporation, other than interests arising from shareholdings). Four outside directors provide services to the Corporation on a consulting basis and are therefore related directors. The one inside director is, by definition, also a related director.

The Guidelines recommend that each board examine its size and, with a view to determining the impact of the number upon effectiveness, undertake, where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision making. The Board considers this guideline on at least an annual basis and has determined 11 as the optimum number of members for the Board of the Corporation at this time. The members of the Board of Directors have been chosen on the basis of their skill, expertise and experience in the international gold mining industry and other businesses as well as their ability to actively contribute on the broad range of issues with which the Board must deal.

Significant Shareholder

The Corporation does not have a “significant shareholder”, which by the definition in the Guidelines is a “shareholder with the ability to exercise a majority of the votes for the election of the board of directors”.

Board Independence

The Board should have the responsibility to ensure that the Board functions independently of management. Mr. Clive Johnson is Chairman of the Board of Directors and Chief Executive Officer (“CEO”) of the Corporation. In the view of the Board, the fact that Mr. Johnson occupies both offices does not impair the ability of the Board to act independently of management. The Board has reached this conclusion for various reasons, including the number of unrelated, independent directors on the Board.

The Board is responsible for approving long-term strategic plans and annual operating budgets and plans recommended by management. Board consideration and approval is also required for all material contracts and business transactions and all debt and equity financing proposals. The Board is also responsible for senior executive recruitment and compensation.

The Board believes that adequate structures and processes are in place to facilitate the functioning of the Board independently of the Corporation’s management. The Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee consist of at least a majority of directors who are unrelated to the Corporation’s management.

Board Committees

The Board has established four committees: the Audit Committee, the Compensation Committee, the Hedging Committee and the Corporate Governance and Nominating Committee. Ad hoc committees of the Board may also be appointed from time to time. The Guidelines state that board committees should be comprised of outside directors but go on to state that a majority of their members should be unrelated directors.

Audit Committee

The Audit Committee is comprised of three directors, all of whom are unrelated directors. The Audit Committee is comprised of Thomas Allen, Cole McFarland and Robert Gayton. The Audit Committee reviews the annual and quarterly financial statements of the Corporation, oversees the annual audit process, the Corporation’s internal accounting controls and the resolution of issues identified by the Corporation’s auditors and recommends to the Board the firm of independent auditors to be nominated for appointment by the shareholders at the next Annual General Meeting.

The Audit Committee has prepared a Charter which is available for viewing on the Corporation’s website at www.bemagold.com.

Compensation Committee

The Corporation’s Compensation Committee consists of Thomas Allen, Cole McFarland, Neil Woodyer and Robert Cross, of whom only Mr. Woodyer is a related director. The Compensation Committee determines the salary and benefits of the executive officers of the Corporation, determines the general compensation structure, policies and programs of the Corporation, makes recommendations to the Board on the Corporation’s stock option plan and delivers an annual report to shareholders on executive compensation.

Hedging Committee

The Hedging Committee consists of Clive Johnson and Neil Woodyer. The Committee was established to assist the Board in managing the risks involved in the Corporation’s commodity and currency hedging arrangements.

Corporate Governance and Nominating Committee

The Corporation’s Corporate Governance and Nominating Committee consists of Clive Johnson, Thomas Allen, Robert Cross and Robert Gayton, of whom only Mr. Johnson is a related director. The Corporate Governance and Nominating Committee assumes responsibility for the following:

1.	proposing new nominees to the Board and for assessing the performance of directors on an ongoing basis;

2.
developing and implementing an orientation and educational program for new recruits to the Board in order to familiarize new directors with the business of the Corporation, its management and professional advisors and its facilities;

3.	developing and implementing a process for assessing the effectiveness of the Board and its committees and for assessing the contribution of each of the Corporation’s directors;

4.	continuing to develop the Corporation’s approach to corporate governance issues; and

5.	reviewing and responding to requests by individual directors of the Corporation to engage outside advisors at the expense of the Corporation.

Decisions Requiring Prior Approval by the Board

The Board has delegated the day-to-day management of the business and affairs of the Corporation to the senior management of the Corporation, subject to compliance with strategic and capital plans approved from time to time by the Board. Prior approval by the Board is also required in many specific instances under the Canada Business Corporations Act, securities legislation and the rules and policies of the TSX.

Board Performance

It is the responsibility of the Chairman of the Board to ensure the effective operation of the Board. The Chairman meets with directors to discuss the effectiveness of the processes the Board follows and the quality of information provided to the directors by management.

Shareholder Feedback and Concerns

The Corporation seeks to provide to its shareholders clear and accessible information on the Corporation’s operations.

The officers and senior management of the Corporation routinely make themselves available to shareholders to respond to questions and concerns. Shareholder concerns are dealt with on an individual basis, usually by providing requested information. Significant shareholder concerns are brought to the attention of the management of the Corporation or the Board.

Management Performance

The Board expects management of the Corporation to conduct the business of the Corporation in accordance with the Corporation’s ongoing strategic plan and to meet or surpass the annual and long-term goals of the Corporation set by the Board in consultation with management. As part of its annual strategic planning process, the Board specifies its expectation of management both over the next financial year and in the context of the Corporation’s long-term goals. The Board reviews management’s progress in meeting these expectations at Board meetings normally held every quarter.

Disclosure

The Board as a whole is responsible for ensuring disclosure is made pursuant to an appropriate communications policy governing the timeliness and content of the Corporation’s disclosure.

In keeping with the overall responsibility for the stewardship of the Corporation, the Board is responsible for the integrity of the Corporation’s internal control and management information systems. In this regard, the Corporate Governance Committee is establishing a Disclosure Controls and Procedure Policy and a Disclosure Committee which will be comprised of designated members of senior management who will report to the Corporate Governance Committee.

Conclusion

The Corporation has adopted substantially all of the recommendations for improved corporate governance contained in the Guidelines. In certain areas the Board has determined that the TSX guidelines are not appropriate for the conduct of the Corporation’s business at this stage of its development. However, the Board of Directors continuously reviews its corporate governance practices to determine if any changes are necessary.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

The following tables sets forth the indebtedness to, or guaranteed or supported by, the Corporation or any of its subsidiaries, of each director, executive officer, senior officer, proposed nominee for election as a director and each associate of any such director, officer or proposed nominee in respect of indebtedness to the Corporation since the beginning of the most recently completed financial year.

Name and Principal Position	Involvement of the Corporation	Largest Amount Outstanding During Last Completed Financial Year	Amount Outstanding as At May 1, 2003	Financially Assisted Securities Purchases During Last Completed Financial Year	Security for Indebtedness
Clive Johnson Chief Executive Officer, Chairman and President	Lender	$55,130(1) $500,000(2)	$55,881(1) $500,000(2)	Nil	Nil

(1)	This amount represents the balance of loans originally advanced during 1986 and 1987. The loans were advanced as employee share purchase loans, repayable in annual installment over ten years and, if in default, bear interest at prime plus ¼%.
(2)	Interest free loan granted under employment agreement with the Corporation.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as set forth below or elsewhere in this Management Proxy Circular and other than transactions carried out in the ordinary course of business of the Corporation or any of its subsidiaries, none of the directors or senior officers of the Corporation, a proposed management nominee for election as a director of the Corporation, any member beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Corporation nor an associate or affiliate of any of the foregoing persons had since January 1, 2002 being the commencement of the Corporation’s last completed financial year, any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Corporation or any of its subsidiaries, except as disclosed elsewhere in this Management Proxy Circular and except for the fact that certain of the directors or officers of the Corporation are also directors and/or officers and/or securityholders of other publicly traded companies of which the Corporation is the largest shareholder. Particulars of those companies are as follows:

1.
Consolidated Westview Resource Corp. (“Westview”), a TSX Venture Exchange listed company of which the Corporation holds approximately 44% of its issued and outstanding shares. Messrs. Clive Johnson, Roger Richer, Tom Garagan and Mark Corra, directors and/or officers of the Corporation are also directors and/or officers and/or securityholders of Westview;

2.
Consolidated Puma Minerals Corp. (“Puma”), a TSX Venture Exchange listed company of which the Corporation holds approximately 64% of its issued and outstanding shares. Messrs. Clive Johnson, Roger Richer, Jerry Korpan, Tom Garagan, Mark Corra and George Johnson, directors and/or officers of the Corporation are also directors and/or officers and/or securityholders of Puma; and

3.
Victoria Resource Corporation (“Victoria”), a TSX Venture Exchange listed company of which the Corporation hold approximately 33% of its issued and outstanding shares. Messrs. Clive Johnson, Roger Richer, Tom Garagan and Mark Corra, directors and/or officers of the Corporation are also directors and/or officers and/or securityholders of Victoria.

The Corporation has, since January 1, 2002, entered into transactions and arrangements with the above referenced companies, however, such transactions and arrangements are not considered material to the Corporation, with the exception of the following:

Effective August 22, 2002, pursuant to an assignment agreement dated May 17, 2002, the Corporation assigned all of its rights to earn up to a 90% interest in the East Pansky platinum-palladium property ("East Pansky"), located in the Kola peninsula of Western Russia, to Puma. In consideration, the Corporation received 4 million common shares of Puma as reimbursement for US$641,000 of the Corporation's expenditures related to the East Pansky property. In addition, the assignment agreement provided for the settlement by Puma of US$2,845,000 ($4,433,000) of accumulated debt owed to Bema by the issuance to Bema of 13 million common shares. The Corporation had previously set up bad debt provisions of US$2,815,000 against this debt in 1998 and 2000. Concurrent with the closing of the transaction, Puma completed an equity financing by issuing 6 million Puma shares for gross proceeds of US$1.5 million ($2.4 million). Upon the completion of this transaction, the Corporation's ownership interest in Puma increased from 33% to 64%.

In addition to the foregoing, the Corporation was involved in the following transactions with Endeavour Financial Corporation (“Endeavour”). Mr. Neil Woodyer, a director of the Corporation is a managing director of Endeavour and is a director of Endeavour Holdings Corporation, the parent company of Endeavour.

Endeavour acted as a financial advisor for each of the Corporation and EAGC on a business combination by way of Plan of Arrangement (the “Arrangement”) which completed on February 14, 2003. Pursuant to an advisory agreement between the Corporation and Endeavour, the Corporation was required to pay to Endeavour a Milestone Fee of US$100,000 upon the entering into of the Arrangement. The Milestone Fee was issued to Endeavour in the form of a promissory note issued on January 10, 2003 convertible into a maximum of 82,590 common shares of the Corporation. In addition, Success Fees of 1% from the Corporation and 2% by EAGC (collectively the “Success Fees”) were payable to Endeavour upon closing of the Arrangement, based on the value of the transaction. The Success Fees were issued to Endeavour, by the Corporation, in the form of convertible promissory notes in the amount of US$1,620,289 and US$760,145 on February 14, 2003, convertible into a maximum of 1,948,938 common shares of the Corporation in aggregate. In addition, prior to the close of the Plan of Arrangement, Endeavour Mining Capital Corporation, a listed company of which Mr. Woodyer is the Chief Financial Officer, held 500,000 EAGC Common Shares and 350,000 Special Warrants of EAGC. As a result of the completion of the business combination by way of Plan of Arrangement, these EAGC Common Shares and EAGC Special Warrants were converted into 850,000 common shares and 175,000 share purchase warrants of the Corporation.

Mr. Robert Cross, a former director of EAGC, held 1,000,000 stock options of EAGC and 2,000,000 common shares of EAGC. As a result of the completion of the business combination by way of Plan of Arrangement, Mr. Cross now holds 2,000,000 common shares of the Corporation. Mr. Cross, following his appointment as a director of the Corporation on March 1, 2003, was granted 1,000,000 Bema options as replacement options. See “Compensation of Directors” above for additional details.

See also “Compensation of Directors” above for details of other consulting arrangements and fees paid directly or indirectly to individuals who are directors of the Corporation.

APPOINTMENT OF AUDITORS

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the reappointment of PricewaterhouseCoopers LLP as auditors of the Corporation and to authorize the directors to determine their remuneration. PricewaterhouseCoopers LLP were first appointed auditors of the Corporation on November 6, 1996.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Management Proxy Circular, no person who has been a director or senior officer of the Corporation at any time since the beginning of the last financial year, nor any proposed nominee for election as a director of the Corporation, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Amendment to the Stock Option Plan

The Corporation has an incentive stock option plan (the "Plan") for the granting of incentive stock options from time to time to directors, employees, officers and consultants providing substantial services to the Corporation and its associated, affiliated, controlled and subsidiary companies (collectively the "Eligible Persons"), as the Board or the duly appointed Compensation Committee of the Board designates. The Corporation first implemented an incentive stock option plan in 1991. The current plan was adopted by shareholders on May 24, 1995 and amended on September 10, 1997, on June 9, 1999 and on June 28, 2002.

Under the Plan, options may be granted to Eligible Persons to purchase from the Corporation such number of its common shares as the Board or its Compensation Committee may designate. Pursuant to paragraph 1 of the current Plan, options may be granted on authorized but unissued common shares up to but not exceeding an aggregate of 19,800,000 common shares of the Corporation, provided that the total number of common shares to be optioned to any one optionee may not exceed 5% of the issued common shares of the Corporation at the time of grant.

There were 3,323,500 options outstanding under the predecessor plan on May 24, 1995 when the current Plan was approved. Since that time, the Corporation has granted incentive stock options under the Plan to Eligible Persons for the purchase of an additional 17,348,459 shares. In addition to the grant of 17,348,459 options under the Plan, an additional 1,250,000 stock options were granted to former EAGC option holders as part of completing the business combination by way of Plan of Arrangement with EAGC. Approval was received from the Toronto Stock Exchange for these options to be granted outside of the Corporation’s Stock Option Plan. Of the 17,348,459 options granted under the Plan, 7,925,250 representing approximately 2.5% of the current issued and outstanding share capital, remain in effect and unexercised to date.

Management and the Board considers it to be in the best interests of the Corporation for the shareholders to adopt an amendment to paragraph 1 of the Plan to increase the maximum number of common shares reserved for issue under the terms of the Plan by 11,200,000 to 31,000,000 in aggregate, subject to regulatory approval. The reservation of the additional 11,200,000 shares for options represents less than 4% of the Corporation's presently issued and outstanding share capital. The additional 11,200,000 shares, when added to the current number of options which remain reserved under the Plan of 13,971,750, totals 25,171,750, representing 7.9% of the Corporation’s presently issued and outstanding share capital. As a result, the total amount available for granting under the Amended Plan will be approximately 17,246,500 (representing 5.4% of the Corporation’s presently issued and outstanding share capital), being the total amount of options reserved minus the total amount of options currently outstanding.

Management considers the current proposed amendment to be in the Corporation's best interest because the Plan is designed to give each option holder a parallel interest with the shareholders in preserving and maximizing shareholder value. In addition, it enables the Corporation to attract and retain qualified directors, officers and employees with experience and ability, and to reward these individuals for current and expected future performance.

Under the existing terms of the Plan the purchase price per common share for any option granted under the Plan may not be less than the closing price of the Corporation's shares on The Toronto Stock Exchange on the last trading day immediately preceding the date of the grant. Pursuant to the Plan, options must be granted pursuant to an option agreement in a form that complies with the rules and policies of The Toronto Stock Exchange, which provide as follows:

(a)	all options granted shall be non-assignable;
(b)	an option must be exercisable during a period not extending beyond 10 years from the time of grant.

It is the Corporation’s current policy to grant maximum 5-year options. In addition, it is also the Corporation’s policy that a vesting provision will apply to all stock options granted such that the option only vests, and becomes exercisable over a defined time period following grant of the options.

In accordance with the rules and policies of The Toronto Stock Exchange, the proposed amendment to the Plan must be approved by a majority of the votes cast at the Meeting. Accordingly, the shareholders will be asked at the Annual and Special General Meeting to pass an ordinary resolution in the following terms:

"RESOLVED that the amendment of the Corporation's Incentive Stock Option Plan as adopted by the shareholders on May 24, 1995 and amended on September 10, 1997, June 9, 1999 and on June 28, 2002, (the "Plan") to increase the maximum number of shares reserved for stock options under the Plan from 19,800,000 shares to 31,000,000 shares, as more particularly set out in the Management Proxy Circular dated May 13, 2003, is hereby approved."

An ordinary resolution requires the favourable vote of the shareholders of the Corporation in general meetings by a simple majority of the votes cast in person or by proxy.

Ratification of Amendment to Bylaw No. 1

On July 19, 2002, following shareholder approval, the Corporation elected to continue under the Canada Business Corporations Act (“CBCA”) and ceased to be governed by the Company Act (British Columbia). As a result of the continuance, the Corporation adopted By-Laws governing the corporate affairs of the Corporation. The By-Laws of the Corporation, as had the Corporation’s previous Articles of Incorporation, provided for one-third of the directors to retire from office at each Annual General Meeting. The Directors to retire at each Annual General Meeting were those who had been longest in office since their last election or appointment.

On April 16, 2003, as part of a corporate governance review by the Corporation, the Directors approved an amendment to the existing Bylaws to eliminate the staggered terms for directors and to provide for a Director’s term of office to commence on the date on which he is elected or appointed and to expire at the next following Annual General Meeting.

The Directors also approved an amendment to the quorum requirements for general meetings from “a majority of the shares entitled to vote at the meeting” to “two persons present and being or represented by proxy, shareholders holding not less than one-twentieth of the issued shares entitled to vote at the meeting.”

The shareholders are being asked to consider and vote upon an ordinary resolution ratifying and approving the above-mentioned amendments to By-Law No. 1. A copy of the proposed By-Law No. 1 is attached to this Management Proxy Circular as Schedule “A”. Accordingly, the shareholders present at the Meeting will be asked to ratify the following resolution:

“RESOLVED that the new By-Law No. 1 dated April 16, 2003, which was approved by the Board of Directors on such date and is attached to the Corporation’s Management Proxy Circular dated May 13, 2003, is hereby ratified and confirmed as By-Law No. 1 of the Corporation.”

An ordinary resolution requires the favourable vote of the shareholders of the Corporation in a general meeting by a simple majority of the votes cast in person or by proxy.

ANY OTHER MATTERS

Pursuant to the CBCA, proposals intended to be presented by shareholders for action at the 2004 Annual General Meeting must comply with the provisions of the CBCA and be deposited at the Corporation’s head office not later than February 13, 2004 in order to be included in the Management Proxy Circular and form of proxy relating to such meeting.

Management of the Corporation knows of no matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Management Proxy Circular. However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Management Proxy Circular to vote the same in accordance with their best judgment of such matters.

A copy of the Corporation’s current Annual Information Form will be provided to any Shareholder by the head office of the Corporation upon request to the secretary or to a person, who is not a security holder of the Corporation, upon payment of a nominal fee.

The contents and the sending of this management proxy Management Proxy Circular have been approved by the Board of Directors of the Corporation.

DATED at Vancouver, British Columbia, this 13th day of May 2003.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement misleading in light of the circumstances in which it was made.

Dated: May 13, 2003

“Clive T. Johnson”	“Mark A. Corra”

Clive T. Johnson, Chairman,	Mark A. Corra,
Chief Executive Officer and President	Vice President of Finance

Schedule “A”

BY-LAW NO. 1

Made by the Directors:	April 16, 2003
Confirmed by the Shareholders:	[June 11, 2003] [to be approved]

A By-Law relating generally to the transaction of the business and affairs of

BEMA GOLD CORPORATION
(the “Corporation”)

ARTICLE 1
INTERPRETATION

1.1           Definitions –

(a)	In the By-Laws of the Corporation

(i)
“Act” means the Canada Business Corporations Act and regulations made pursuant thereto, and any statute that may be substituted therefor, as from time to time amended, and any reference to a particular provision of the Act shall be deemed also to be a reference to any similar provision resulting from the amendment or replacement thereof;

	(ii)	“appoint” includes “elect” and vice-versa;

	(iii)	“Articles” means the articles attached to the Certificate of Continuance of the Corporation dated July 19, 2002 as may from time to time be amended or restated;

	(iv)	“Board” means the board of directors of the Corporation;

	(v)	“By-Laws” means this By-Law as amended or restated and all other By-Laws of the Corporation from time to time in force and effect;

	(vi)	“Chair” means the Chairperson of the Board;

(vii)
“contracts, documents or instruments in writing” include, without limitation, deeds, mortgages, hypothecs, charges, conveyances, transfers and assignments of property, real or personal, movable or immovable, agreements, releases, receipts and discharges for the payment of money or other obligations, conveyances, transfers and assignments of securities and all paper writings;

(viii)
“meeting of shareholders” includes an annual meeting of shareholders and a special meeting of shareholders; “special meeting of shareholders” means a meeting of any class or classes of shareholders and a special meeting of all shareholders entitled to vote at an annual meeting of shareholders;

(ix)
“non-business day” means Saturday, Sunday and any other day that is a holiday as defined in the Interpretation Act (British Columbia) and any statute that may be substituted therefor, as from time to time amended;

(x)
“recorded address” means, in the case of a shareholder, the shareholder’s address as recorded in the securities register of the Corporation; and in the case of joint shareholders, the address appearing in such securities register in respect of such joint holding or the first address so appearing if there is more than one; in the case of a director, the director’s latest address as shown in the records of the Corporation or in the last notice of directors or notice of change of directors as filed in accordance with the Act; in the case of an officer or auditor, such person’s address as recorded in the records of the Corporation; and in the case of the Corporation, its registered office;

(xi)
“Signing Officer” means, in relation to any contracts, documents or instruments in writing, any person authorized to sign the same on behalf of the Corporation by section 2.2 or by any resolution passed pursuant thereto and, with respect to certificates for shares of the Corporation, means any person authorized to sign the same on behalf of the Corporation by or pursuant to section 7.7; and

(xii)
“Unanimous Shareholders Agreement” means a written agreement among all the shareholders of the Corporation, or among all the shareholders and one or more persons who are not shareholders or a written declaration of a person who is the beneficial owner of all the issued shares of the Corporation, that restricts, in whole or in part, the powers of the directors to manage, or supervise the management of, the business and affairs of the Corporation, as from time to time amended.

(b)	Subject to sub-section 1.1(a), terms defined in the Act and used herein shall, unless the context otherwise requires, have the same meaning herein as in the Act.

1.2           Gender and Number – In this By-Law, words importing the singular number include the plural and vice versa and words importing the masculine gender include the feminine and neuter genders.

1.3           References – The terms “herein”, “hereof”, “hereby” and similar expressions refer to this By-Law and not to any particular section or other portion hereof. References to an article, section, subsection or paragraph shall be construed as references to an article, section, subsection or paragraph of this By-Law unless the context otherwise requires.

1.4           Headings – The division of this By-Law into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof.

ARTICLE 2
BUSINESS OF THE CORPORATION

2.1           Financial Year – Until changed by the Board, the financial year of the Corporation shall end on the 31st day of December.

2.2           Execution of Instruments – Deeds, transfers, assignments, contracts, obligations, certificates and other instruments may be signed on behalf of the Corporation by any officer or director of the Corporation. In addition, the Board may from time to time direct the manner in which and the person or persons by whom any particular instrument or any class of instruments may or shall be signed on behalf of the Corporation. If at any time there shall be authorized only one director of the Corporation, then documents or instruments requiring the corporate seal may be signed by such director acting alone.

2.3           Voting Rights in Other Bodies Corporate – The Signing Officers of the Corporation may execute and deliver proxies and arrange for the issuance of voting certificates or other evidence of the right to exercise the voting rights attaching to any securities held by the Corporation. Such instruments, certificates or other evidence shall be in favour of such person or persons as may be determined by the officers executing such proxies or arranging for the issuance of voting certificates or such other evidence of the right to exercise such voting rights. In addition, the Board may from time to time by resolution direct the manner in which and the person or persons by whom any particular voting right or class of voting rights may or shall be exercised.

2.4           Banking Arrangements – The banking business of the Corporation including, without limitation, the borrowing of money and the giving of security therefor, shall be transacted with such banks, trust companies or other bodies corporate or organizations as may from time to time be designated by or under the authority of the Board. Such banking business or any part thereof shall be transacted under such agreements, instructions and delegations of powers as the Board may from time to time prescribe.

2.5		Divisions – The Board may cause the business and operations of the Corporation or any part thereof to be divided into one or more divisions upon such basis, including without limitation types of business or operations, geographical territories, product lines or goods or services, as may be considered appropriate in each case. In connection with any such division the Board or, subject to any direction by the Board, the chief executive officer may authorize from time to time, upon such basis as may be considered appropriate in each case:

	(a)	Subdivision and Consolidation – the further division of the business and operations of any such division into sub-units and the consolidation of the business and operations of any such divisions and sub-units;

	(b)	Name – the designation of any such division or sub-unit by, and the carrying on of the business and operations of any such division or sub-unit under, a name other than the name of the Corporation; provided that the Corporation shall set out its name in legible characters in all places required by law; and

	(c)	Officers – the appointment of officers for any such division or sub-unit, the determination of their powers and duties, and the removal of any such officers so appointed, provided that any such officers shall not, as such, be officers of the Corporation.

ARTICLE 3
DIRECTORS

3.1           Number of Directors – The number of directors of the Corporation shall be that number stated in the Articles or if the Articles provide a maximum and minimum number, the Board shall consist of not fewer than the minimum number and not more than the maximum number of directors provided in the Articles.

3.2           Election and Removal of Directors – At each Annual General Meeting the Directors shall retire from office and the shareholders of the Corporation shall elect Directors to hold office for a term expiring not later than the close of the next annual meeting of shareholders following such election.

                A retiring Director shall be eligible for re-election and shall act as a director throughout the meeting at which he retires.

                Where the Corporation fails to hold an Annual General Meeting in accordance with the Act, the retiring Directors then in office shall be deemed to have been elected or appointed as Directors on the last day on which the Annual General Meeting could have been held pursuant to these By-Laws and they may hold office until other Directors are appointed or elected or until the day on which the next Annual General Meeting is held.

                If at any general meeting at which there should be an election of Directors, the places of any of the retiring Directors are not filled by such election, such of the retiring Directors who are not re-elected as may be requested by the newly-elected and remaining Directors shall, if willing to do so, continue in office to complete the number of Directors for the time being fixed pursuant to these By-Laws until further new Directors are elected at a general meeting convened for the purpose. If any such election or continuance of Directors does not result in the election or continuance of the number of Directors for the time being fixed pursuant to these By-Laws, such number shall be fixed at the number of Directors actually elected or continued in office.

3.3           Quorum – Where the Corporation has fewer than three directors, all directors must be present at any meeting of directors to constitute a quorum. Subject to the Articles or By-Laws, a majority of the number of directors or minimum number of directors required by the Articles constitutes a quorum at any meeting of directors but in no case shall a quorum be less than two-fifths of the number of directors or less than the minimum number of directors, as the case may be.

3.4          Vacancies – Subject to the Act, a quorum of the Board may fill a vacancy among the directors, howsoever arising, except a vacancy resulting from an increase in the number or the minimum or maximum number of directors or a failure to elect the number or minimum number of directors provided for in the articles. If there is not a quorum of the Board, or if there has been failure to elect the number or the minimum number of directors provided for in the articles, the directors then in office shall without delay call a special meeting of shareholders to fill the vacancy and, if they fail to call a meeting or if there are no directors then in office, the meeting may be called by any shareholder.

3.5           Place of Meetings – Meetings of the Board may be held at any place in or outside Canada.

3.6          Calling of Meetings – Meetings of the Board shall be held from time to time and at such place as the Board, the Chair, the managing director, the president or any two directors may determine.

3.7         Notice of Meeting – Notice of the time and place of each meeting of the Board shall be given in the manner provided in section 10.1 to each director not less than 48 hours before the time when the meeting is to be held. No notice of a meeting shall be necessary if all the directors in office are present or if those absent waive notice of such meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called. A notice of a meeting of directors need not specify the purpose of or the business to be transacted at the meeting except where the Act requires such purpose or business to be specified.

3.8          Adjourned Meeting – Notice of an adjourned meeting of the Board is not required to be given if the time and place of the adjourned meeting is announced at the original meeting.

3.9           Chair – The chair of any meeting of the Board shall be the first mentioned of such of the following officers as have been appointed and who is a director and is present at the meeting: the Chair, managing director, president, or a vice-president. If all such officers are absent or unable or refuse or fail to act, the directors present shall choose one of their number to be chair of the meeting.

3.10         Votes to Govern – At all meetings of the Board, every question shall be decided by a majority of the votes cast on the question. In case of an equality of votes the chair of the meeting shall not be entitled to a second or casting vote.

3.11         Conflict of Interest – A director or officer who is a party to, or who is a director or officer of, or an individual acting in a similar capacity, of a party to, or has a material interest in a party to a material contract or material transaction, whether made or proposed, with the Corporation shall disclose the nature and extent of his or her interest at the time and in the manner provided by the Act. Such a director shall not vote on any resolution to approve the contract or transaction except as provided by the Act.

3.12         Remuneration and Expenses – Subject to the Articles or any Unanimous Shareholder Agreement, the directors shall be paid such remuneration for their services as the Board may from time to time determine. The directors shall also be entitled to be reimbursed for travelling and other expenses properly incurred by them in attending meetings of the Board or any committee thereof. Nothing herein contained shall preclude any director from serving the Corporation in any other capacity and receiving remuneration therefor.

3.13       First Meeting of New Board – Provided a quorum of directors is present, each newly elected Board may without notice hold its first meeting immediately following the meeting of shareholders at which such Board is elected.

3.14         Regular Meetings – The Board may appoint a day or days in any month or months for regular meetings of the Board at a place and hour to be named. A copy of any resolution of the Board fixing the place and time of such regular meetings shall be sent to each director forthwith after being passed, but no other notice shall be required for any such regular meeting except where the Act requires the purpose thereof or the business to be transacted thereat to be specified.

3.15         Conference Calls and Other Communications – A Director may participate in a meeting of the Board or of any committee of the Directors by means of conference telephones or other communications facilities by means of which all Directors participating in the meeting can hear each other and provided that all such Directors agree to such participation. A Director participating in a meeting in accordance with this By-Law shall be deemed to be present at the meeting and to have so agreed and shall be counted in the quorum therefor and be entitled to speak and vote thereat.

3.16         Resolutions – A resolution consented to in writing, whether by document, facsimile or any method of transmitting legibly recorded messages or other means, by all of the Directors or their alternates shall be as valid and effectual as if it had been passed at a meeting of the Directors duly called and held. Such resolution may be in two or more counterparts which together shall be deemed to constitute one resolution in writing. Such resolution shall be filed with the minutes of the proceedings of the Directors and shall be effective on the date stated thereon or on the latest date stated on any counterpart.

ARTICLE 4
COMMITTEES

4.1           Committees of the Board – The Board may appoint one or more committees of directors, however designated, and delegate to any such committee any of the powers of the Board except those which, under the Act, a committee of directors has no authority to exercise.

4.2           Transaction of Business – The powers of a committee of directors may be exercised by a meeting at which a quorum is present or by resolution in writing signed by all the members of such committee who would have been entitled to vote on that resolution at a meeting of the committee. Meetings of such committee may be held at any place in or outside Canada.

4.3           Advisory Bodies – The Board may from time to time appoint such advisory bodies as it may deem advisable.

4.4           Procedure – Unless otherwise determined by the Board, each committee shall have the power to fix its quorum at not less than a majority of its members, to elect its chair and to regulate its procedure.

ARTICLE 5
OFFICERS

5.1           Appointment – Subject to the provisions of the Act, the Articles and any Unanimous Shareholder Agreement, the Board may from time to time appoint a Chair, a managing director, a president, one or more vice-presidents (to which title may be added words indicating seniority or function), a secretary, a treasurer and such other officers as the Board may determine, including one or more assistants to any of the officers so appointed. The Board may specify the duties of and, in accordance with this By-Law and subject to the provisions of the Act, delegate to such officers powers to manage the business and affairs of the Corporation. Subject to sections 5.2 and 5.3, an officer may but need not be a director.

5.2           Chair – The Board may from time to time appoint a Chair who shall be a director. If appointed, the Chair shall, subject to the provisions of the Act, the Articles or By-Laws or any Unanimous Shareholder Agreement, have such other powers and duties as the Board may specify. During the absence or disability of the Chair, the Chair's duties shall be performed and the Chair’s powers exercised by the managing director, if any, or by the president.

5.3           Managing Director – The Board may from time to time appoint a managing director who shall be a resident Canadian and a director. If appointed, the managing director shall, subject to the provisions of the Act, the Articles or By-Laws or any Unanimous Shareholders Agreement, have such powers of the directors as may be delegated to the managing director by the Board.

5.4           President –The Board may from time to time appoint a President who shall have such powers and duties as the Board may specify.

5.5 Chief Executive Officer –

(a)
The Board may by resolution designate any individual as the chief executive officer of the Corporation and may from time to time by resolution rescind any such designation and designate another individual as the chief executive officer of the Corporation. If the Board shall fail to designate an individual as the chief executive officer of the Corporation or if at any time or from time to time the Board shall rescind any such designation without designating another individual as the chief executive officer of the Corporation, the President shall be deemed to have been designated the chief executive officer of the Corporation until the Board designates another individual as the chief executive officer of the Corporation.

(b)
An individual designated or deemed to have been designated as the chief executive officer of the Corporation pursuant to subsection 5.5(a) shall exercise general supervision over the affairs of the Corporation.

5.6           Vice-President – The Board may from time to time appoint one or more vice-presidents who shall have such powers and duties as the Board or the chief executive officer may specify.

5.7           Secretary – Unless otherwise determined by the Board, the secretary shall attend and be the secretary of all meetings of the Board, shareholders and committees of the Board. The secretary shall enter or cause to be entered in records kept for that purpose minutes of all proceedings at meetings of the Board, shareholders and committees of the Board, whether or not the secretary attends such meetings; the secretary shall give or cause to be given, as and when instructed, all notices to shareholders, directors, officers, auditors and members of committees of the Board; the secretary shall be the custodian of all books, papers, records, documents and instruments belonging to the Corporation, except when some other officer or agent has been appointed for that purpose; and the secretary shall have such other powers and duties as the Board or the chief executive officer may specify.

5.8           Treasurer – The treasurer shall keep proper accounting records in compliance with the Act and shall be responsible for the deposit of money, the safe keeping of securities and the disbursement of funds of the Corporation; the treasurer shall render to the Board whenever required an account of all of the treasurer's transactions and of the financial position of the Corporation; and the treasurer shall have such other powers and duties as the Board or the chief executive officer may specify.

5.9           Comptroller – The comptroller, if appointed, shall perform such of the duties of the treasurer as may be prescribed by the Board and shall perform such other duties and have such additional powers as may from time to time be prescribed by the Board or the president. The comptroller may also be known and designated as controller.

5.10          Powers and Duties of Other Officers – The powers and duties of all other officers shall be such as the terms of their engagement call for or as the Board or (except for those whose powers and duties are to be specified only by the Board) the chief executive officer may specify. The Board and (except as aforesaid) the chief executive officer may, from time to time and subject to the provisions of the Act, vary, add to or limit the powers and duties of any officer. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the Board or the chief executive officer otherwise directs.

5.11          Agents and Attorneys – The Board shall have power from time to time to appoint agents or attorneys for the Corporation in or outside Canada with such powers of management or otherwise (including the power to sub-delegate) as may be thought fit.

Term of Office – The Board, in its discretion, may remove any officer of the Corporation, without prejudice to such officer’s rights under any employment contract. Otherwise, each officer appointed by the Board shall hold office until his successor is appointed.

ARTICLE 6
PROTECTION OF DIRECTORS, OFFICERS AND OTHERS

6.1           Limitation of Liability – Every director and officer of the Corporation in exercising his or her powers and discharging his or her duties shall act honestly and in good faith with a view to the best interests of the Corporation and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Subject to the foregoing, no director or officer shall be liable for the acts, receipts, neglects or defaults of any other director or officer or employee, or for joining in any receipt or other act for conformity, or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired for or on behalf of the Corporation, or for the insufficiency or deficiency of any security in or upon which any of the moneys of the Corporation shall be invested, or for any loss or damage arising from the bankruptcy, insolvency or tortuous acts of any person with whom any of the moneys, securities or effects of the Corporation shall be deposited, or for any loss occasioned by any error of judgment or oversight on his or her part, or for any other loss, damage or misfortune whatever which shall happen in the execution of the duties of his or her office or in relation thereto; provided that nothing herein shall relieve any director or officer from the duty to act in accordance with the Act and the regulations thereunder or from liability for any breach thereof.

6.2           Indemnity – Subject to the Act, the Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation, or another individual who acts or acted at the Corporation's request as a director or officer, or an individual acting in a similar capacity, of another entity, and such person’s heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which such individual is involved because of that association with the Corporation or other entity, if the individual acted honestly and in good faith with a view to the best interests of the Corporation, or, as the case may be, to the best interests of the other entity for which the individual acted as director of officer or in a similar capacity at the Corporation’s request; and in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual’s conduct was lawful. The Corporation shall also indemnify such person in such other circumstances as the Act permits or requires. Nothing in this By-Law shall limit the right of any person entitled to indemnity to claim indemnity apart from the provisions of this By-Law.

6.3           Insurance – Subject to the Act, the Corporation may purchase and maintain such insurance for the benefit of the directors, officers and persons referred to in section 6.2, as the Board may from time to time determine.

ARTICLE 7
SHARES

7.1           Allotment – Subject to the Act, the Articles, the By-Laws and any Unanimous Shareholders Agreement, the Board may from time to time allot for issue, or grant options to purchase, the whole or any part of the authorized and unissued shares of the Corporation at such times and to such persons and for such consideration as the Board shall determine, provided that no share shall be issued until it is fully paid as provided by the Act.

7.2           Commissions – The Board may from time to time authorize the Corporation to pay a reasonable commission to any person in consideration of the person's purchasing or agreeing to purchase shares of the Corporation, whether from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares.

7.3           Registration of Transfer – Subject to the Act, no transfer of shares shall be registered in a securities register except upon presentation of the certificate representing such shares with a transfer endorsed thereon or delivered therewith duly executed by the registered holder or by such holder’s attorney or successor duly appointed, together with such reasonable assurance or evidence of signature, identification and authority to transfer as the Board may from time to time prescribe, upon payment of all applicable taxes and any fees prescribed by the

Board, not exceeding the prescribed amount provided for under the Act, upon compliance with such restrictions on transfer as are authorized by the Articles and upon satisfaction of any lien referred to in section 7.5.

7.4           Transfer Agents and Registrars – The Board may from time to time appoint a registrar to maintain the securities register and a transfer agent to maintain the register of transfers and may also appoint one or more branch registrars to maintain branch securities registers and one or more branch transfer agents to maintain branch registers of transfers but one person may be appointed both registrar and transfer agent. The Board may at any time terminate any such appointment.

7.5           Enforcement of Lien – If the Articles provide that the Corporation shall have a lien on shares registered in the name of a shareholder or a shareholder's legal representative for any debt of that shareholder to the Corporation, such lien may be enforced:

(a)	where the shares are redeemable pursuant to the Articles, by redeeming such share or shares and applying the redemption price to the debt;

(b)	subject to the Act, by purchasing the share or shares for cancellation for a price equal to the book value of such share or shares and applying the proceeds to the debt;

(c)
by selling the share or shares to any third party whether or not such party is at arms length to the Corporation, and including, without limitation, any officer or director of the Corporation, for the best price which the directors consider to be obtainable for such share or shares; or by refusing to register a transfer of such share or shares until the debt is paid.

7.6           Share Certificates – Every holder of one or more shares of the Corporation shall be entitled, at the shareholder’s option, to a share certificate, or to a non-transferable written acknowledgement of the shareholder’s right to obtain a share certificate, stating the number and class or series of shares held by such shareholder as shown on the securities register. Share certificates and acknowledgements of a shareholder's right to a share certificate, respectively, shall be in such form as the Board shall from time to time approve. Any share certificate shall be signed in accordance with section 2.2; provided that, unless the Board otherwise determines, certificates representing shares in respect of which a transfer agent and/or registrar has been appointed shall not be valid unless countersigned by or on behalf of such transfer agent and/or registrar. A share certificate shall be signed by at least one of the following persons, or the signature shall be printed or otherwise mechanically reproduced on the certificate: a director or officer of the Corporation or a registrar, transfer agent or branch transfer agent of the Corporation or an individual on their behalf. Any additional signatures required may be printed or otherwise mechanically reproduced. A share certificate executed as aforesaid shall be valid notwithstanding that one of the directors or officers whose facsimile signature appears thereon no longer holds office at the date of issue of the certificate.

7.7           Replacement of Share Certificates – The Board or any officer or agent designated by the Board may in its or such person's discretion direct the issue of a new share certificate in lieu of and upon cancellation of a share certificate that has been mutilated or in substitution for a share certificate claimed to have been lost, destroyed or wrongfully taken on payment of such reasonable fee, and on such terms as to indemnity, reimbursement of expenses and evidence of loss and of title as the Board may from time to time prescribe, whether generally or in any particular case.

7.8           Joint Shareholders – If two (2) or more persons are registered as joint holders of any share, the Corporation shall not be bound to issue more than one certificate in respect thereof, and delivery of such certificate to one of such persons shall be sufficient delivery to all of them. Any one of such persons may give effectual receipts for the certificate issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such share.

7.9           Deceased Shareholders – In the event of the death of a holder, or of one of the joint holders, of any share, the Corporation shall not be required to make any entry in the securities register in respect thereof or to make payment of any dividend or other payments in respect thereof except upon production of all such documents as may be required by law and upon compliance with the reasonable requirements of the Corporation and its transfer agents.

ARTICLE 8
MEETINGS OF SHAREHOLDERS

8.1           Annual Meetings – Subject to the Act, the annual meeting of shareholders shall be held at such time in each year as the Board may determine, for the purpose of considering the financial statements and reports required by the Act to be placed before the annual meeting, electing directors, appointing auditors and for the transaction of such other business as may properly be brought before the meeting.

8.2           Special Meetings – Subject to the Act, the Board shall have power to call a special meeting of shareholders at any time.

8.3         Place of Meetings –Meetings of shareholders shall be held at the registered office of the Corporation or elsewhere in the municipality in which the registered office is situate or, if the Board shall so determine, at some other place in Canada or, if all the shareholders entitled to vote at the meeting so agree, at some place outside Canada.

8.4          Participation in Meeting by Electronic Means – If permitted by the Act, any person entitled to attend a meeting of shareholders may participate in the meeting, in accordance with the regulations under the Act, if any, by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting, if the Corporation makes available such a communication facility. A person participating in a meeting by such means is deemed for the purposes of the Act to be present at the meeting.

8.5           Meeting Held by Electronic Means – If the directors or the shareholders of the Corporation call a meeting of shareholders pursuant to the Act, those directors or shareholders, as the case may be, may determine that the meeting shall be held, in accordance with the regulations under the Act, if any, entirely by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting.

8.6           Notice of Meetings – Notice of the time and place of each meeting of shareholders shall be given in the manner provided in section within the prescribed period under the Act to each shareholder entitled to vote at the meeting, each director and the auditor of the Corporation. Notice of a meeting of shareholders called for any purpose other than consideration of the financial statements and auditor's report, election of directors and reappointment of the incumbent auditor shall state the nature of such business in sufficient detail to permit the shareholder to form a reasoned judgment thereon and shall state the text of any special resolution to be submitted to the meeting. A shareholder and any other person entitled to attend a meeting of shareholders may in any manner waive notice of or otherwise consent to a meeting of shareholders.

8.7           List of Shareholders Entitled to Notice – For every meeting of shareholders, the Corporation shall prepare an alphabetical list of its shareholders entitled to receive notice of a meeting showing the number of shares held by each shareholder. If a record date for the meeting for the purpose of determining shareholders entitled to receive notice of a meeting of shareholders is fixed pursuant to section 8.8, the shareholders listed shall be those registered, on or, not later than ten days after that date. If no record date is fixed, the shareholders listed shall be those registered at the close of business on the day immediately preceding the day on which the notice is given, or where no such notice is given, the day on which the meeting is held. A shareholder may examine the list of shareholders during usual business hours at the registered office of the Corporation or at the place where its central securities register is maintained and at the meeting for which the list was prepared.

8.8           Record Date for Notice – The Board may, within the prescribed period required under the Act, fix in advance a date as the record date for the purpose of determining shareholders entitled to receive notice of a meeting of shareholders and shareholders entitled to vote at a meeting of shareholders, provided that notice of any such record date is given within the prescribed period and in the manner provided under the Act, except where notice of the record date is waived in writing by every holder of a share of the class or series affected whose name is set out in the securities register at close of business on the day the directors fix the record date. If no record date is so fixed, the record date for the determination of the shareholders entitled to receive notice of the meeting shall be the close of business on the day immediately preceding the day on which the notice is given or, if no notice is given, shall be the day on which the meeting is held.

8.9           Meetings Without Notice – A meeting of shareholders may be held without notice at any time and place permitted by the Act:

(a)	if all the shareholders entitled to vote thereat are present in person or represented by proxy or waive notice of or otherwise consent to such meeting being held; and

(b)
if the auditors, if any, and the directors are present or waive notice or otherwise consent to such meeting being held, so long as such shareholders, auditors, if any, or directors present are not attending for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.
At such a meeting any business may be transacted which a meeting of shareholders may transact.

8.10           Chair, Secretary and Scrutineers – The chair of any meeting of shareholders shall be the first mentioned of such of the following officers as have been appointed and who is present at the meeting: the chair, managing director, president or a vice-president. If no such officer is present within fifteen (15) minutes from the time fixed for holding the meeting, the persons present and entitled to vote thereat shall choose one of their number to be chair of the meeting. The Secretary of the Corporation shall be secretary of any meeting of shareholders, but if the Secretary of the Corporation is not present, the chair of the meeting shall appoint some person, who need not be a shareholder, to act as secretary of the meeting. If desired, one or more scrutineers, who need not be shareholders, may be appointed by a resolution or by the chair of the meeting with the consent of the meeting.

8.11           Persons Entitled to be Present – The only persons entitled to be present at a meeting of the shareholders shall be those entitled to vote thereat, the directors and auditors of the Corporation and others who, although not entitled to vote, are entitled or required under any provision of the Act or the Articles or By-Laws to be present at the meeting. Any other person may be admitted only on the invitation of the chair of the meeting or with the consent of the meeting.

8.12           Quorum – Save as herein otherwise provided, a quorum for the transaction of business at a meeting of the shareholders shall be two persons present and being, or representing by proxy, shareholders holding not less than one-twentieth of the issued shares entitled to be voted at the meeting. If a quorum is present at the opening of any meeting of shareholders, the shareholders present or represented may proceed with the business of the meeting, notwithstanding that a quorum is not present throughout the meeting. If a quorum is not present at the opening of any meeting of shareholders, the shareholders present or represented may adjourn the meeting to a fixed time and place but may not transact any other business. At such adjourned meeting the holders of shares carrying voting rights who are present or represented shall constitute a quorum thereat and may transact the business for which the meeting was originally called notwithstanding that such quorum is not present throughout the meeting.

8.13           Right to Vote – A shareholder whose name appears on a list of shareholders prepared

(a)	if a record date for voting has been fixed, not later than ten days after the record date; or

(b)
if a record date for voting is not fixed, no later than ten days after the record date for notice of meeting is fixed or no later than the record date established where no record date for notice of meeting is fixed or no notice is given, as the case may be, is entitled to vote the shares shown opposite their name at the meeting to which the list relates.

8.14           Proxies – A shareholder entitled to vote at a meeting of shareholders may by means of a proxy appoint a proxyholder or one or more alternate proxyholders who are not required to be shareholders, to attend and act at the meeting in the manner and to the extent authorized by the proxy and with the authority conferred by the proxy. A proxy shall be executed by the shareholder or by the shareholder’s attorney authorized in writing. A proxy may be deposited with the Corporation in accordance with section 8.15 by telephone transmission of a facsimile of the proxy or by any other form of electronic or other communication facility if there is a record that the proxy has been sent.

8.15           Time for Deposit of Proxies – The directors may specify in a notice calling a meeting of shareholders a time not exceeding forty-eight hours, excluding Saturdays and holidays, preceding the meeting or an adjournment thereof before which time proxies to be used at the meeting must be deposited with the Corporation or its agent.

8.16           Joint Shareholders – If two (2) or more persons hold a share or shares jointly, any one of them present in person or represented by proxy at a meeting of shareholders may, in the absence of the other or others, vote the share or shares; but if two (2) or more of those persons are present in person or represented by proxy and vote, they shall vote as one on the shares jointly held by them.

8.17           Votes to Govern – At any meeting of shareholders every question shall, unless otherwise required by the Articles or By-Laws or by law, be determined by the majority of the votes cast on the question. In case of an equality of votes either upon a show of hands or upon a poll, the chair of the meeting shall not be entitled to a second or casting vote.

8.18           Show of Hands – Subject to the Act, any question at a meeting of shareholders shall be decided by a show of hands unless a ballot thereon is required or demanded as hereinafter provided. Upon a show of hands every person who is present and entitled to vote shall have one vote. Whenever a vote by show of hands shall have been taken upon a question, unless a ballot thereon is demanded, an entry in the minutes of a meeting to the effect that the chairperson of the meeting declared a resolution to be carried or defeated is, in the absence of evidence to the contrary, proof of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution.

8.19           Electronic Voting – Despite section 8.18, any vote referred to in section 8.18 may be held in accordance with the regulations, if any, entirely by means of a telephonic, electronic or other communication facility, if the Corporation makes available such a communication facility.

8.20           Voting While Participating Electronically – Any person participating in a meeting under sections 8.4 or 8.5 and entitled to vote at that meeting, may vote, in accordance with the regulations, if any, by means of the telephonic, electronic or other communication facility that the Corporation has made available for that purpose.

8.21           Ballots – On any question proposed for consideration at a meeting of shareholders, and whether or not a show of hands has been taken thereon, any shareholder or proxyholder entitled to vote at the meeting may require or demand a ballot. A ballot so required or demanded shall be taken in such manner as the chair of the meeting shall direct. A requirement or demand for a ballot may be withdrawn at any time prior to the taking of the ballot. If a ballot is taken each person present shall be entitled, in respect of the shares which such person is entitled to vote at the meeting upon the question, to that number of votes provided by the Act or the Articles, and the result of the ballot so taken shall be the decision of the shareholders upon the said question.

8.22           Adjournments – If a meeting of shareholders is adjourned for less than thirty (30) days, it shall not be necessary to give notice of the adjourned meeting, other than by announcement at the earliest meeting that is adjourned. If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of thirty (30) days or more, notice of the adjourned meeting shall be given as for an original meeting.

ARTICLE 9
DIVIDENDS AND RIGHTS

9.1           Dividends – Subject to the Act, the Articles and any Unanimous Shareholders Agreement, the Board may from time to time declare and the Corporation may pay dividends to the shareholders according to their respective rights and interests in the Corporation. Dividends may be paid by issuing fully paid shares of the Corporation or options or rights to acquire fully paid shares of the Corporation or, subject to the Act, may be paid in money or property.

9.2           Dividend Cheques – A dividend payable in money shall be paid by cheque drawn on the Corporation's bank to the order of each registered holder of shares of the class or series in respect of which it has been declared and mailed by prepaid ordinary mail to such registered holder at such holder's recorded address, unless such holder otherwise directs. In the case of joint holders the cheque shall, unless such joint holders otherwise direct, be made payable to the order of all of such joint holders and mailed to them at their recorded address. The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

9.3           Non-receipt of Cheques – In the event of non-receipt of any dividend cheque by the person to whom it is sent as aforesaid, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the Board may from time to time prescribe, whether generally or in any particular case.

9.4           Record Date for Dividends and Rights – The Board may, within the prescribed period under the Act, fix in advance a date as the record date for the purpose of determining shareholders entitled to receive payment of a dividends or the record date for the purposes of determining persons entitled to the right to acquire securities. If a record date is fixed, unless notice of the record date is waived in writing by every holder of a share of the class or series affected whose name is out in the securities register at the close of business on the day the directors fix the record date, notice of the record date must be given within the prescribed period. Where no record date is so fixed, the record date for the determination of the persons entitled to receive payment of any dividend or right to acquire securities shall be at the close of business on the day on which the resolution relating to such dividend or right to acquire is passed by the Board.

9.5           Unclaimed Dividends – Any dividend unclaimed after a period of six (6) years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

ARTICLE 10
NOTICE

10.1 Method of Giving Notice – Any notice (which term includes any communication or document) to be given (which term includes sent, delivered or served) pursuant to the Act, the Articles, the By-Laws or otherwise to a shareholder or director of the Corporation may be sent by prepaid mail addressed to, or may be personally delivered to,

(a)	a shareholder at the shareholder’s latest address as shown in the records of the Corporation or its transfer agent; and

(b)	a director at his or her latest address as shown in the records of the Corporation or in the last notice of directors or notice of change of directors filed under the Act.

A notice or document sent in accordance with this section 10.1 to a shareholder or director of the Corporation shall be deemed to have been received by such person at the time it would be delivered in the ordinary course of mail unless there are reasonable grounds for believing that the shareholder or director did not receive the notice or document at that time or at all.

10.2           Notice to Joint Shareholders – If two (2) or more persons are registered as joint holders of any share, any notice shall be addressed to all of such joint holders but notice to one of such persons shall be sufficient notice to all of them.

10.3           Computation of Time – In computing the date when notice must be given under any provision requiring a specified number of days notice of any meeting or other event, the date of giving the notice shall be excluded and the date of the meeting or other event shall be included.

10.4           Undelivered Notices – If the Corporation sends a notice or document to a shareholder in accordance with section 10.1 and the notice or document is returned on two consecutive occasions because the shareholder cannot be found, the Corporation is not required to send any further notices or documents to the shareholder until the shareholder informs the Corporation in writing of the shareholder’s new address.

10.5           Omissions and Errors – The accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the Board or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

10.6           Persons Entitled by Death or Operation of Law – Every person who, by operation of law, transfer, death of a shareholder or any other means whatsoever, shall become entitled to any share, shall be bound by every notice in respect of such share which shall have been duly given to the shareholder from whom such person derives his or her title to such share prior to his or her name and address being entered on the securities register (whether such notice was given before or after the happening of the event upon which such person became so entitled) and prior to his or her furnishing to the Corporation the proof of authority or evidence of his or her entitlement prescribed by the Act.

10.7           Waiver of Notice – Any shareholder (or such shareholder's duly appointed proxyholder), director, officer, auditor or member of a committee of the Board may at any time waive any notice, or waive or abridge the time for any notice, required to be given to such person under any provisions of the Act, the Articles, the By-Laws or otherwise and such waiver or abridgement shall cure any default in the giving or in the time of such notice, as the case may be. Any such waiver or abridgement shall be in writing except a waiver of notice of a meeting of shareholders or of the Board which may be given in any manner.

                   ENACTED the 16th day of April, 2003.

“Clive T. Johnson”	“Roger T. Richer”

Clive T. Johnson, Chairman,	Secretary, General Counsel and
Chief Executive Officer and President	Vice President of Administration

Proxy

TO BE HELD AT SUTTON PLACE HOTEL, VERSAILLES "A" ROOM
845 BURRARD STREET
VANCOUVER, BRITISH COLUMBIA

ON WEDNESDAY, JUNE 11, 2003, AT 2:00 PM

The undersigned Shareholder ("Registered Shareholder") of the Corporation hereby appoints, Clive T. Johnson, President and a Director of the Corporation, or failing this person, Roger T. Richer, Secretary of the Corporation, or in the place of the foregoing, ______________________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Corporation and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Corporation registered in the name of the Registered Shareholder as specified herein.

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

		For	Withhold
1.	To elect as Director, Clive T. Johnson	________	________
2.	To elect as Director, R. Stuart Angus	________	________
3.	To elect as Director, Barry D. Rayment	________	________
4.	To elect as Director, Cole E. McFarland	________	________
5.	To elect as Director, Erwin J. Haas	________	________
6.	To elect as Director, Eulogio Pérez-Cotapos	________	________
7.	To elect as Director, Thomas I.A. Allen	________	________
8.	To elect as Director, Neil Woodyer	________	________
9.	To elect as Director, Jerry R. Korpan	________	________
10.	To elect as Director, Robert M.D. Cross	________	________
11.	To elect as Director, Robert J. Gayton	________	________
12.	To appoint PricewaterhouseCoopers LLP as Auditors of the Corporation	________	________
13.	To authorize the Directors to fix the auditors' remuneration	________	________
		For	Against
14.	To approve the amendment to the Corporation's Incentive Stock Option Plan as adopted by shareholders on May 24, 1995 and amended on September 10, 1997, June 9, 1999 and June 28, 2002 (the "Plan") to increase the maximum number of shares reserved for stock options under the Plan by 11,200,000, from 19,800,000 to 31,000,000 shares, as more particularly set out in the Information Circular dated May 13, 2003.	________	________
15.	To approve a special resolution in connection with the amendment of the By-laws of the Corporation with respect to the election of directors and the quorum required at meetings.	________	________
16.	To transact such other business as may properly come before the Meeting	________	________

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE: ______________________________

Please Print Name: ______________________________

Date: ______________________________

Number of Shares Represented by Proxy: ______________________________

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

INSTRUCTIONS FOR COMPLETION OF PROXY

1. This Proxy is solicited by the Management of the Corporation.

2. This form of Proxy ("Instrument of Proxy") **must be signed by you, the Registered Shareholder**, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative*,** the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. **If this Instrument of Proxy is not dated** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by the Corporation.

4. ***A Registered Shareholder who* wishes to attend the Meeting *and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder* who is not able to attend the Meeting in person *but wishes to vote on the resolutions***, may do the following:

   (a) appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

   OR

   (b) appoint another proxyholder, who need not be a Registered Shareholder of the Corporation, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person***. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the office of **Computershare Trust Company of Canada** by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address is:

Computershare Trust Company of Canada
Proxy Dept. 100 University Avenue 9th Floor
Toronto Ontario M5J 2Y1
Fax: Within North American: 1-866-249-7775 Outside North America: (416) 263-9524

BEMA GOLD CORPORATION

Request for Interim Financial Statements

In accordance with National Instrument 54-102 of the Canadian Securities Administrators, registered and beneficial shareholders of the subject Corporation may elect annually to receive interim corporate mailings, including interim financial statements of the Corporation, if they so request. If you wish to receive such mailings, please complete and return this form to:

Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, ON M5J 2Y1

NAME:	_________________________________________________

ADDRESS:	_________________________________________________

_________________________________________________

POSTAL CODE:	____________________________

I confirm that I am an owner of common shares of Bema Gold Corporation.

SIGNATURE OF
SHAREHOLDER:	_____________________________________	DATE: ______________

CUSIP: 08135F 10 7
SCRIP COMPANY CODE: BGOQ

Please indicate if you are a registered or a beneficial shareholder:

Registered(1)__________

Beneficial(2) __________

(1)	Shareholders who hold shares in their name.
(2)	Shareholders who do not hold shares in their name (i.e. through your broker).